Exhibit (e)

FORM OF DISTRIBUTION REINVESTMENT PLAN

OF

OWL ROCK CORE INCOME CORP.

Effective as of [ • ], 2020

Owl Rock Core Income Corp., a Maryland corporation (the “Company”), hereby adopts the following plan (the “Plan”) with respect to cash distributions declared by its Board of Directors on shares of the Company’s common stock, par value $0.01 per share (the “Common Stock”), which shares of Common Stock are classified as Class S common stock (“Class S Common Stock”), Class D common stock (“Class D Common Stock”) and Class I common stock (“Class I Common Stock”).

1. Unless a stockholder specifically opts out of participating in the Plan (or, in the case of Alabama, Arkansas, Idaho, Kansas, Kentucky, Maine, Maryland, Massachusetts, Nebraska, New Jersey, Oklahoma, Oregon, Vermont and Washington investors and clients of participating broker-dealers that do not permit automatic enrollment in the Plan, opts to participate in the Plan), all cash distributions hereafter declared by the Company’s Board of Directors shall be reinvested by the Company, in the same class of Common Stock with respect to which the distribution was received, on behalf of each stockholder, and no action shall be required on such stockholder’s part to receive such Common Stock. The Plan will be administered by [ • ] (the “Plan Administrator”).

2. Subject to the Board of Director’s discretion and applicable legal restrictions, the Company intends to authorize and declare distributions on a monthly or quarterly basis or on such other date or dates (each, a “Payment Date”) as may be fixed from time to time by the Board of Directors to stockholders of record at the close of business on the record date(s) established by the Board of Directors for the cash distribution involved. The Company intends to pay distributions on a monthly or quarterly basis.

3. The Company shall use newly-issued shares of its Common Stock, in the same class of the Common Stock with respect to which the distribution was received, to implement the Plan. The number of newly-issued shares to be issued to a stockholder shall be determined by dividing the total dollar amount of the distribution payable to such stockholder by a price equal to the net public offering price that the shares are sold in the offering at the closing immediately following the distribution date. Shares of Common Stock issued pursuant to the Plan will have the same voting rights as shares of Common Stock issued pursuant to the Company’s public offering. There will be no selling commissions or other sales charges on shares of Common Stock issued to a stockholder under the Plan; provided, however, that shares of Class S and Class D Common Stock will be subject to ongoing servicing fees as set forth in the Company’s most recent prospectus. The Company shall pay the Plan Administrator’s fees under the Plan.

4. For each Participant, the Plan Administrator will maintain a record which shall reflect for each calendar month the distributions received by the Plan Administrator on behalf of such Participant. The Plan Administrator will use the aggregate amount of distributions to all Participants for each calendar month or quarter to purchase shares for the Participants. Distributions shall be invested by the Plan Administrator in shares, to the extent available, promptly following the payment date with respect to such distributions. The purchased shares will be allocated among the Participants based on the portion of the aggregate distributions received by the Plan Administrator on behalf of each Participant, as reflected in the records maintained by the Plan Administrator. The ownership of the shares purchased pursuant to the Plan shall be reflected on the books of the Company or its transfer agent. No certificates will be issued to a Participant for shares purchased on behalf of the Participant pursuant to the Plan.

5. The Plan Administrator will confirm to each Participant each acquisition made pursuant to the Plan as soon as practicable but not later than ten (10) Business Days after the date thereof. Distributions on fractional shares will be credited to each Participant’s account. In the event of termination of a Participant’s account under the Plan, the Plan Administrator will adjust for any such undivided fractional interest in cash at the market value of the Company’s shares at the time of termination. For purposes of the Plan, “Business Day” means any day except Saturday, Sunday, or any day commercial banks are closed in New York or Missouri pursuant to federal or state law.

6. Each Participant is requested to promptly notify the Company in writing if the Participant experiences a material change in his or her financial condition, including the failure to meet the income, net worth and investment concentration standards imposed by such Participant’s state of residence and set forth in the Company’s most recent prospectus. For the avoidance of doubt, this request in no way shifts to the Participant the responsibility of the Company or any other person selling shares on behalf of the Company to the Participant to make every reasonable effort to determine that the purchase of Common Stock is a suitable and appropriate investment based on information provided by such Participant.

7. The Plan may be terminated by the Company upon notice in writing mailed to each Participant at least thirty (30) days prior to the effectiveness of such termination.

8. A Participant may terminate participation in the Plan at any time, without penalty, by delivering notice to the Plan Administrator. Such notice must be received by the Plan Administrator five business days in advance of the first calendar day of the next month in order for a Participant’s termination to be effective for such month. Any distributions to be paid to such shareholder on or after such date will be paid in cash on the scheduled distribution payment date. If a Participant terminates Plan participation, the Company may, at its option, ensure that the terminating Participant’s account will reflect the whole number of shares in such Participant’s account and provide a check for the cash value of any fractional share in such account. Upon termination of Plan participation for any reason, future Distributions will be distributed to the Shareholder in cash.

9. These terms and conditions may be amended or supplemented by the Company at any time. Any such amendment or supplement may include an appointment by the Plan Administrator in its place and stead of a successor agent under the terms and conditions agreed upon by the Company, with full power and authority to perform all or any of the acts to be performed by the Plan Administrator as agreed to by the Company.

10. The Plan Administrator will at all times act in good faith and use its best efforts within reasonable limits to ensure its full and timely performance of all services to be performed by it under this Plan and to comply with applicable law, but assumes no responsibility and shall not be liable for loss or damage due to errors.

11. These terms and conditions shall be governed by the laws of the State of New York, without regard to the conflicts of law principles thereof, to the extent such principles would require or permit the application of the laws of another jurisdiction.